

Repositioning PHI

   

ANALYST CONFERENCE   •   WASHINGTON, D.C.   •   MAY 13, 2010



Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.



Today's Agenda

➢ **Opening Remarks**   Tony Kamerick

➢ **Strategic Overview**   Joe Rigby

➢ **Conectiv Energy Sale Overview**   Tony Kamerick

➢ **Conectiv Energy – Next Steps**   Gary Morsches

➢ **Power Delivery Overview**   Dave Velazquez

➢ **Regulatory Overview**   Tony Kamerick

➢ **Pepco Energy Services Overview**   John Huffman

➢ **Financial Overview**   Tony Kamerick

➢ **Closing Remarks**   Joe Rigby

Strategic Overview

Joe Rigby
Chairman, President and Chief Executive Officer

   

Today's Message – Repositioning PHI



- The Conectiv Energy sale repositions PHI as fundamentally a regulated utility company and clarifies our value proposition

- Our business plan will provide sustainable long-term earnings growth

- We continue to demonstrate our ability to achieve constructive regulatory outcomes

- We are creating the utility of the future by installing smart meters and associated infrastructure

- We are positioned to strengthen our credit profile

- We are committed to maintaining the current dividend

- We can execute our plan without a need for equity until at least 2012

- We are confident in our strategic direction

Note: See Safe Harbor Statement at the beginning of today's presentations.



PHI's Financial Objectives

- Improve the business risk profile

- Reduce earnings volatility

- Lower liquidity requirements

- Reduce financing needs

- Strengthen credit profile

- Maintain the current dividend

Our strategic repositioning places us on a clear path towards realizing our financial objectives

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI's Strategic Repositioning

- We have been repositioning PHI over the last year
  - Wind-down of retail energy supply business at Pepco Energy Services
  - Announced sale of Conectiv Energy
- PHI will become fundamentally a regulated T&D company with significantly reduced direct exposure to the energy commodity markets

Forecast Business Mix Based on 2011-2014 Projected Operating Income

Previous Forecast | **Current Forecast**


25 - 30%
70 - 75%
5 - 10%
90 - 95%
Regulated T&D
Competitive Energy/Other

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI's Strategic Focus



  

Power Delivery

- Invest in T&D infrastructure

- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling

- Achieve constructive regulatory outcomes

- Increase operational excellence

Pepco Energy Services



- Build profitable market share in the energy performance contracting business focused on government customers

- Increase earnings contribution from energy services

Note: See Safe Harbor Statement at the beginning of today's presentations.

Our Strategy Aligns with the Direction of the Industry



Customer

- Changing Demand
- Increased Expectations

Environment

- Energy Efficiency
- Renewable Energy Standards



Infrastructure

- Need for Transmission

Regulatory

- Innovative Rate Structures

Technology

- Smart Grid
- Electric Vehicles

Strong T&D Infrastructure Investment Growth



Infrastructure Investment

Five-year plan increases rate base by ~80%

Plan focused on reliability and providing additional benefits to customers

Note: See Safe Harbor Statement at the beginning of today's presentations.



Conectiv Energy – Benefits of Sale

- Clarifies our strategic vision / value proposition

- Improves the business risk profile

- Reduces earnings volatility

- Lowers capital and collateral requirements

- Lessens the need for short-term debt/credit at the parent

- Strengthens credit profile

- Eliminates the need to issue equity until at least 2012 (excludes DRP)

- Supports our commitment to the current dividend level

Note: See Safe Harbor Statement at the beginning of today's presentations.

Accomplishments Since Our Previous Analyst Conference

- Filed five distribution base rate cases; two decisions and one settlement to date

- Implemented decoupling in the District of Columbia (66% of distribution revenue now decoupled); approved in Delaware (79% of distribution revenue will be decoupled)

- Significantly advanced "Blueprint for the Future" initiatives
    - Began installation of advanced meters in Delaware
    - Signed agreements with the DOE for $168 million in awarded federal stimulus funds for Smart Grid investment
    - Awarded $4 million in federal stimulus funds for Smart Grid workforce training
    - AMI deployment approved in the District of Columbia

- Taken significant steps to become fundamentally a regulated utility company
    - Shifted PES strategic focus from Energy Supply to Energy Services
    - Announced sale of Conectiv Energy



Introducing Earnings Guidance

- Why now?
  - Improve transparency
  - Set expectations
  - Byproduct of strategic planning process with PHI Board

- 2010 Guidance – Transition year (ongoing operations; Conectiv Energy included in discontinued operations and therefore excluded from guidance)
  - $0.80 - $0.95 per share

- 2011 Outlook – Ongoing operations
  - $1.10 - $1.30 per share

Note: See Safe Harbor Statement at the beginning of today's presentations.



2010 Focus

- Close the sale of Conectiv Energy and liquidate remaining assets

- Execute plan for Conectiv Energy proceeds

- Continue investment in T&D infrastructure

- Achieve constructive outcomes in pending rate cases

- Successfully implement "Blueprint for the Future" – AMI deployment

- Implement electric and gas decoupling in Delaware

- Profitably grow energy services business and continue wind down of retail energy supply at Pepco Energy Services

Note: See Safe Harbor Statement at the beginning of today's presentations.



PHI – Well Positioned

- Robust T&D growth – Over $5 billion planned investment, 42% in transmission

- Smart grid underway – aided by $168 million in stimulus funds

- Constructive regulatory outlook – including FERC formula rates

- No equity issuance needs until at least 2012

- Commitment to the current dividend

- Clear value proposition – fundamentally a regulated T&D business

> *We are positioned to provide an attractive total return to our shareholders and growth for the future*

Note: See Safe Harbor Statement at the beginning of today's presentations.

Strategic Overview

Joe Rigby
Chairman, President and Chief Executive Officer

   

Conectiv Energy Sale Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer

   

Summary of Transaction Terms

Purchaser:	Calpine Corporation
Purchase Price:	• $1.65 billion for generation assets • Value of fuel inventory at closing (estimated at $50 million) • Total ~ $1.7 billion
Assets Sold:	• Conectiv Energy's generating facilities and assets (3,860 MW) • 565 MW combined cycle generating plant under construction (Delta project) and associated 6-year tolling agreement
Excluded Assets:	• Load service supply contracts, energy hedging portfolio, certain tolling agreements, and several other non-core assets • PHI retains the value realized by liquidation of these assets
Target Closing Date:	June 30, 2010
Financing Contingency:	None
Required Approvals:	• Federal Energy Regulatory Commission • Hart-Scott-Rodino review

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sources/Uses of Funds

(Millions of Dollars)

Estimated Sources of Funds	
Purchase Price Including Fuel	$1,700
Return of Collateral, Working Capital and	
Liquidation of Supply Contracts	350-450
Transaction and Other Costs	(50)
Total Sources	~ **$2,050**



Estimated Uses of Funds	
Taxes	$300
PHI Debt Reduction	1,750
- Bridge Loan	
- Short Term Debt	
- Long Term Debt	
Total Uses	~ **$2,050**

No equity issuance needed until at least 2012

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transaction Strengthens Credit Profile

	2009 Actual	2011 Estimate
Percentage of operating income derived from regulated business*	71%	90% - 95%
FFO/Debt*	13%	Mid-15%
Debt/Capitalization*	57%	54%

Transaction significantly improves business risk profile and improves credit metrics

* See appendix for 2009 calculations.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Accounting for the Conectiv Energy Sale

- Overall after-tax loss of $60 to $90 million* resulting from:

  - Loss on generation assets (2Q10)

  - Estimated effects of liquidating remaining Conectiv Energy assets (2Q10 through 1Q11)

  - Transaction and other costs

- Conectiv Energy segment will be reported as discontinued operations beginning 2Q10

* The loss to be recognized in the second quarter of 2010 could exceed this range due to unrealized losses required to be recorded in earnings related to derivative instruments no longer qualifying for cash flow hedge accounting. PHI currently estimates that these unrealized losses will be offset within the next twelve months by gains from the liquidation of load service supply contracts.

Note: See Safe Harbor Statement at the beginning of today's presentations.

4



EPS Impact Analysis – Accretive by 2012

We view the sale of Conectiv Energy's generation assets and the exit from the merchant power business as being modestly accretive in 2012

- Factors considered:
  - The level of forecasted earnings for Conectiv Energy
  - The target credit metrics assumed necessary to support/strengthen current credit metrics under each scenario
  - The amount of equity financing required
  - Assumed stock issuance prices

- Our assumptions:
  - Lower end of Conectiv Energy gross margin ranges
  - FFO/Debt ratios ~ 100 basis points higher for PHI assuming retention of Conectiv Energy
  - Lower multiple resulting in lower stock issuance prices assuming retention of Conectiv Energy

Note: See Safe Harbor Statement at the beginning of today's presentations.

Positioned to Enhance Shareholder Value

We believe the transaction will lead to higher shareholder value

- Improved risk profile

- Lower cost of capital

- Lower liquidity requirements

- Strengthened balance sheet

- No equity issuance needed until at least 2012

Note: See Safe Harbor Statement at the beginning of today's presentations.

Conectiv Energy Sale Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer

   



Appendix

Reconciliation of Operating Income



Reported Operating Income Reconciled to Operating Income Excluding Special Items

For the twelve months ended December 31, 2009

(Millions of Dollars)	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$505.0	$48.0	$89.0	$47.0	$6.0	$695.0
Percent of operating income	72.7%	6.9%	12.8%	6.8%	0.8%	100.0%
Special Items included in Operating Income						
Effect of Mirant bankruptcy claims settlement	(40.0)					(40.0)
Maryland income tax settlement fees	2.0					2.0
Operating Income excluding Special Items	$467.0	$48.0	$89.0	$47.0	$6.0	$657.0
Percent of operating income excluding special items	71.1%	7.3%	13.5%	7.2%	0.9%	100.0%

Note: Management believes the special items are not representative of the Company's ongoing business operations.

Calculation of FFO/Debt Ratio

For the Year Ended December 31, 2009

(millions of dollars)

	As Filed	*Special Items* Mirant Gain	MD Tax Refund	*Adjusted to Exclude* Special Items	*Adjusted to Exclude* Cash Working Capital
OPERATING ACTIVITIES					
Net income	$ 235	$ (24)	$ (11)	$ 200	$ 200
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	391			391	391
Non-cash rents from cross-border energy lease investments	(54)			(54)	(54)
Non-cash charge to reduce equity value of PHI's cross-border energy lease investments	3			3	3
Effect of settlement of Mirant bankruptcy claims	(40)	40		-	-
Changes in restricted cash equivalents related to Mirant settlement	102	(102)		-	-
Deferred income taxes	247			247	247
Net unrealized losses on commodity derivatives	59			59	59
Other	(3)			(3)	(3)
Changes in:					
Accounts receivable	171	(64)		107	-
Inventories	81			81	-
Prepaid expenses	(14)			(14)	-
Regulatory assets and liabilities, net	(221)	64		(157)	(157)
Accounts payable and accrued liabilities	(197)			(197)	-
Pension benefit obligation, excluding contributions	95			95	95
Pension contributions	(300)			(300)	-
Cash collateral related to derivative activities	(11)			(11)	-
Taxes accrued	78	(16)	-	62	-
Other assets and liabilities	(16)			(16)	(16)
Net Cash From Operating Activities	$ 606	$ (102)	$ (11)	$ 493	$ 765
Adjustments:					
Securitization Amortization					(50)
Securitization Deferred Taxes					20
Adjusted Total Funds From Operations (FFO)					$ 735

TOTAL DEBT CALCULATION	*December 31, 2009*
Short-term Debt	$ 530
Current Portion of Long-term Debt	536
Long-term Debt	4,470
Transition Bonds Issued by ACE Funding	368
Long-term Project Funding	17
Capital Lease Obligations	99
Unamortized Debt Discount	14
Total Debt	$ 6,034
Exclude Transition Bonds Issued by ACE Funding (includes current portion)	(402)
Adjusted Total Debt	$ 5,632
Adjusted FFO/Debt	13%

Note: Management believes the special items are not representative of the Company's ongoing business operations.



Calculation of Debt/Capitalization Ratio

TOTAL CAPITALIZATION

	December 31, 2009
Short-term Debt	$ 530
Current Portion of Long-term Debt	536
Long-term Debt	4,470
Transition Bonds Issued by ACE Funding	368
Long-term Project Funding	17
Capital Lease Obligations	99
Unamortized Debt Discount	14
Total Debt	$ 6,034
Exclude Transition Bonds Issued by ACE Funding (includes current portion)	(402)
Adjusted Total Debt	$ 5,632
Total Equity	$ 4,262
Total Capitalization	$ 9,894
Debt/Total Capitalization	57%

Conectiv Energy – Next Steps

Gary Morsches
President and Chief Executive Officer

   

Calpine is acquiring CE generating assets, while PHI is retaining the financial portfolio

conectiv energy
A New Generation of Energy

<u>Calpine is buying</u>:

- All owned generating plants (3,860 MW)
  – 2 CCGT facilities (2,260 MW)
  – 30 peaking units (728 MW)
  – 2 steam plants (868 MW)
  – Vineland solar (4MW)
- The under-construction 565 MW CCGT Delta Project and its 6-year toll contract
- All gas transportation and storage contracts



Pennsylvania
Bethlehem Units 1-8
New Jersey
Hay Road Units 1-8
Edge Moor
Deepwater
Christiana
Mickleton
Sherman Ave.
Delta
Cedar
West
Delaware City
Missouri Ave.
Cumberland
Maryland
Cumberland 2
Vineland Solar
Cumberland 3
Carll's Corner
Middle
Delaware
Crisfield
Tasley
Bayview
Legend
Operating CCGT
Operating CT
Under Construction CCGT
Operating PV
Operating ST

<u>PHI is liquidating the remaining portfolio:</u>

- All contractual obligations
  – Financial hedges
  – Toll arrangements
  – Load service supply contracts
  – Physical fuel supply agreements
- Immediately lowering risk profile
  – Undergoing a distinct business model shift
  – Already altering some activities
- Designated team is liquidating all contracts and obligations in an orderly fashion
  – Recovering all outstanding collateral
  – Liquidating entire portfolio
  – Closing out all obligations
- All scheduled capex spend will cease at close
  – Delta construction and capex will then be assumed by Calpine

Note: See Safe Harbor Statement at the beginning of today's presentations.



Calpine sale requires liquidation effort to capture fair market value of portfolio

The retained financial books hold considerable forward value that will be difficult to fully liquidate prior to Calpine close
- Largest forward books are load contracts and related hedges
- Although a few load contracts extend into 2013, majority expire in 2010 and 2011
- Book also includes some tolls, spark spread hedges and fuel commodity positions

Requires liquidation team to fully exit business
- Liquidate all books and capture fair market value
- Settle, close, or sell all contracts and obligations including collateral, LC's and Parent Guarantees

Liquidation team comprised of 30 personnel – primarily accounting, risk control and commercial
- Personnel under contract with retention/incentive bonus to ensure team continuity and success

Liquidation process will reduce risk profile
- Process has already commenced
- CE activities have been altered to minimize risk and reduce positions - business model change
- Activities are being conducted in orderly manner to preserve value without taking on undue exposure

Note: See Safe Harbor Statement at the beginning of today's presentations.



Retained financial books contain significant value which is being liquidated in an orderly fashion

Books are primarily comprised with short-dated, standard products
- Primarily consists of load auction contracts – majority expire by 2011
  - PJM load and hedges
  - NE load and hedges
  - Although load contracts are complex, dozens of competitors readily participate in auctions
  - Will group contracts into "regional" traunches matched with underlying hedges
- Also contains standard products which have reasonable market liquidity
  - Spark spread hedges
  - Capacity hedges
  - Fuel supply commodity and basis hedges
- Have a few structured products
  - 2 plain vanilla tolling deals – expire by 2012
  - Wind supply tolling deal – expires in 2016
  - Small co-owned cogeneration facility
  - Landfill gas supply contract
  - Physical coal supply obligation – expires in 2011
- Books contain no exotic instruments

Plan to manage books without the assets
- Retaining tolling contracts as hedge through summer 2010 period
- Already obtained some options to provide additional protection

Note: See Safe Harbor Statement at the beginning of today's presentations.

Majority of load service supply contracts expire by 2011, although a few extend into 2013



Load Auction Rolloff

Average MW	2010E	2011E	2012E	2013E
PJM	945	702	397	96
New England	357	273	36	-
Total	**1,302**	**975**	**433**	**96**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Liquidation is expected to be completed by year-end 2010



2010

| Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec |

4/21 — **Deal Announced**

6/30 — **Deal Closed**

12/31 — **Liquidation Complete**

Prior to close

- Business model shift after deal announcement
- Initiate load books sale process
  - NE
  - PJM (multiple tranches)
- Liquidate forward asset hedges to flatten book
- Manage personnel transitions
- Classify CE as "discontinued ops"
- Cease origination activities for new deals and other risk

At close

- Liquidate all asset books and hedges
- Maintain totally flat position
- Cease all gas activity/close out all positions

Post-close

- Tightly manage exposure of remaining books to keep flat position
- Close sales of all load book tranches
- Settle and liquidate all contracts
- Recover all outstanding collateral
- Cancel all Parent Guarantees

However, liquidation process may extend into early 2011 based on market liquidity and opportunities to capture fair value

Note: See Safe Harbor Statement at the beginning of today's presentations.

5

Conectiv Energy – Next Steps

Gary Morsches
President and Chief Executive Officer

   

Power Delivery Overview

Dave Velazquez
Executive Vice President



Business Overview







PHI Pepco Holdings, Inc

Power Delivery

	pepco (A PHI Company) Electric	delmarva power (A PHI Company) Electric	delmarva power (A PHI Company) Gas	atlantic city electric (A PHI Company) Electric
Customers	► 778,000	► 498,000	► 123,000	► 547,000
GWh	► 26,549	► 12,494	► N/A	► 9,659
Mcf (000's)	► N/A	► N/A	► 19,044	► N/A
Service Area (square miles)	► 640	► 5,000	► 275	► 2,700
	► District of Columbia, major portions of Prince George's and Montgomery Counties	► Major portions of Delmarva Peninsula	► Northern Delaware	► Southern New Jersey
Population	► 2.1 million	► 1.3 million	► .5 million	► 1.1 million

Note: Based on 2009 annual data



2009 In Review

- Executed regulatory strategy

- Began installation of advanced metering in Delaware

- Gained approval for the installation of advanced metering in the District of Columbia

- Executed $622 million construction plan within budget

- Power Delivery O&M increased by less than 1% in 2009 vs. 2008, excluding pension and bad debt increases



Q1 2010 Financial Performance

Earnings Per Share*

$0.15	$0.02	$0.01	$0.02	$0.01	-$0.04	-$0.05	-$0.02	-$0.01	$0.09
Q1-2009	Rate Orders	Other Distribution Revenue	Other	O&M, excluding storm	Storm Costs	Tax Adjustments	Weather	Depreciation	Q1-2010

* Excludes special item; see appendix for reconciliation of 2009 EPS to GAAP



2010 Focus

- Successfully implement Blueprint for the Future
  - Complete Delaware smart meter installation by year end
  - Begin deployment of smart meters in Pepco region (District of Columbia and Maryland*)
  - Activate first phase of customer benefits

- Continue investments in T&D infrastructure
  - Complete projects on time
  - Manage projects within budget
  - Gain clarity from PJM on MAPP in-service date

- Continue to manage O&M expense within budget

- Continue to improve operational excellence and customer satisfaction

* **Contingent on regulatory approval in Maryland**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Diverse, Stable Service Territory

PHI
Pepco Holdings, Inc

Customer Diversity, MWh Sales



Residential 35%

Government 11%

Industrial 7%

Commercial 47%

Regulatory Diversity, 2009 Revenues



NJ 16%

DE 20%

FERC 12%

MD 31%

DC 21%

- PHI's service territory is less impacted by the recessionary environment due to its customer makeup
  - Small industrial load (7%)
  - Strong governmental presence (11%)

- Employment tends to remain more stable in PHI's service territory

Total Non-Agricultural Employment

	2008	2009	2010E
PHI	-1.0%	-0.5%	0.1%
National	-2.6%	-3.5%	1.4%

- Rental rates increased in 2009 for office space in the District of Columbia and warehouse space in New Jersey; remained stable in Delaware

Source: 2009 revenue; US Bureau of Labor Statistics; 2010 based on Moody's Economy.com and internal estimates.

Note: See Safe Harbor Statement at the beginning of today's presentations.

5

Sales and Customer Growth

	Sales (GWh)*		Forecasted Annual Average Growth			
			Sales		Customer	
	2009	2010	2009-2010	2009-2014	2009-2010	2009-2014
Pepco	26,530	26,930	1.5%	1.5%	1.0%	0.9%
Delmarva Power	12,515	12,508	-0.1%	0.6%	0.9%	1.2%
Atlantic City Electric	9,738	9,839	1.0%	1.0%	0.9%	1.0%
Total Power Delivery	**48,783**	**49,277**	**1.0%**	**1.1%**	**0.9%**	**1.0%**

*Weather Normalized Sales

While the economic downturn has slowed growth, we expect continued growth over the long-term across our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentations.

6

Power Delivery – O&M

- Actual 2009 O&M was 1% under March 2009 projection

- 2010 O&M is in line with actual 2009 O&M (excluding $15.6 million of estimated February storm costs)

(Millions of dollars)	2009 Actual	2009 Budget	2010 Budget
Base	549	570	570
Pension/OPEB	102	87	78
Net O&M	651	657	648
Reimbursable/Recoverable*	101	100	105
Power Delivery O&M	752	757	753

*   This includes various items that are customer reimbursed or recoverable through rates in the same year; such as default electricity supply, customer reimbursed service work, claims, utility pole attachment expenses, Atlantic City Electric bad debt expense, and regulatory commission expenses.

Note: See Safe Harbor Statement at the beginning of today's presentations.



Construction Program – *2010 - 2014*





Other
$349 M

Blueprint
$302 M

Transmission
$1,165 M

Distribution
$2,515 M

MAPP
$1,130 M

Total = $5,461 M



* DOE awarded PHI $168 million under the ARRA. $130 million has been netted in the charts to offset projected Blueprint and other capital expenditures. The remaining $38 million will offset ongoing expenses associated with direct load control and other programs. See appendix for details.

Note: See Safe Harbor Statement at the beginning of today's presentations.

8

Construction Forecast Comparison

(Millions of Dollars)

	2010	2011	2012	2013	2014
March 2009	$921	$1,131	$1,360	$1,180	N/A
March 2010*	738	1,089	1,212	1,228	1,194
Change	($183)	($42)	($148)	$48	

Change in Capital Expenditures Forecast 2010-2014	
Key Drivers of Change:	
Revised MAPP in-service date and project scope	$ (446)
Acceleration in Blueprint, offset by DOE Awards*	(65)
T&D Reliability and other programs	186
	$ (325)

* DOE awarded PHI $168 million under the ARRA. $130 million has been netted in the above chart to offset projected Blueprint and other capital expenditures. The remaining $38 million will offset ongoing expenses associated with direct load control and other programs.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Construction Program - 2010 – 2014

Pepco Holdings, Inc

(Millions of Dollars)

Transmission[1]

Pepco		Delmarva Power		Atlantic City	
MAPP	521	MAPP	$609	Orchard-Mickleton	$13
Brighton	18	Oak Hall-Wattsville	9		
Burches Hill	78	Cool Springs	15		
Dickerson	12	Indian River	34		
Other transmission projects	378	Other transmission projects	435	Other transmission projects	173
Total	$1,007		$1,102		$186

Distribution

Pepco		Delmarva Power		Atlantic City	
Install AMI Meters[2]	$166	Install AMI Meters[2]	$107	Install AMI Meters[2]	$100
AMI IT Systems[2]	15	AMI IT Systems[2]	7	AMI IT Systems[2]	7
Additional New Substations	75	Additional New Substations	99	Additional New Substations	50
Additional New Feeders	48	Additional New Feeders	8	Additional New Feeders	10
Reliability Projects	557	Reliability Projects	341	Reliability Projects	351
Customer, Load & Other Projects	706	Customer, Load & Other Projects	375	Customer, Load & Other Projects	274
DOE Reimbursement	(118)		-	DOE Reimbursement	(12)
Total	$1,449		$937		$780
Total T&D	$2,456		$2,039		$966

Significant infrastructure investment opportunities exist in each of the utilities

(1) Transmission projects shown in green were granted 150 basis point ROE adder by the FERC
(2) Installation of AMI meters and IT systems is contingent in Maryland and New Jersey on regulatory approval

Note: See Safe Harbor Statement at the beginning of today's presentations.

10



MAPP and Blueprint for the Future – Summary

- Mid-Atlantic Power Pathway (MAPP)

  - Construction expenditure forecast assumes major construction starts in 2011

  - 2010 construction expenditure forecast includes $24 million for design, permitting and right-of-way acquisition

- Blueprint for the Future

  - $115 million of total Blueprint capital expenditures forecast in 2010

  - Acceleration of Pepco deployment increases 2010 expenditures by $20 million (net of $34 million of stimulus funds)

  - Meter installation in Pepco (Maryland* and the District of Columbia) targeted to begin in the fourth quarter of 2010

  - Completion of Delaware meter installation targeted by end of the first quarter of 2011

* Contingent on regulatory approval

Note: See Safe Harbor Statement at the beginning of today's presentations.

MAPP – Project Update

Pepco Holdings, Inc



Philadelphia
Wilmington
Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Cambridge
Georgetown
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs

Total Projected Construction cost: $1.2 billion
Current In-Service Date: June 2014

Key:

- 500kV AC
- 640kV DC
- Nuclear Generation
- Fossil Generation
- Substation

PJM

- 2010 RTEP study underway, to be completed in June
- RTEP study will re-examine need and timing for major transmission projects in PJM
- Preliminary results show reactive deficiencies in MAAC and EMAAC in 2015; various alternatives under study
- Exelon (930 MW) and NRG (Indian River – 170 MW) unit retirements recently announced

Approvals

- CPCN procedural schedule suspended pending 2010 RTEP study completion
- Field reviews with state and federal environmental agencies continuing for Southern Maryland portion

Ongoing Work

- Proposed route through Dorchester County announced – only section needing new right-of-way
- Environmental, engineering, and right-of-way acquisition activities continuing
- No construction activities ongoing

Note: See Safe Harbor Statement at the beginning of today's presentations.

MAPP – Construction Costs*

(Millions of Dollars)

	Pepco	Delmarva Power	Total
2008	$ 5	$ 1	$ 6
2009	22	8	30
2010	7	17	24
2011	129	117	246
2012	201	116	317
2013	114	183	297
2014	70	176	246
2015	-	55	55
TOTAL	**$ 548**	**$ 673**	**$ 1,221**

- In-service dates currently under review by PJM, which may affect timing of certain expenditures.

- Construction costs based on proposed route through Dorchester County, announced on 5/5/10.

* 2008 and 2009 actual costs; 2010 through 2015 planned costs

Note: See Safe Harbor Statement at the beginning of today's presentations.

13



Blueprint for the Future – Definition

Blueprint for the Future is a comprehensive initiative covering all aspects of our utility business

- Smart grid activities:
    - AMI (Advanced Metering Infrastructure) – includes smart meters and communication and data infrastructure
    - Customer applications – empowering customers
    - Distribution Automation
    - Advanced transmission – includes HVDC and synchrophasors

- Energy efficiency and demand response programs

- Innovative rate structures

- Revenue decoupling

- Renewable energy and other distributed generation



Blueprint for the Future – Updated Costs

Construction Costs

(Millions of Dollars)	2008A	2009A	2010	2011	2012	2013	2014	Total
Advanced Metering Infrastructure (AMI)								
Atlantic City Electric[1]	$ -	$ -	$ -	$ -	$ -	$ 8	$ 92	**$ 100**
Delmarva Power[1]	-	12	49	18	40	-	-	**119**
Pepco[1]	-	-	43	89	19	-	-	**151**
AMI System Improvements	4	11	13	21	-	-	-	**49**
Meter Data Management System	3	2	10	-	-	-	-	**15**
Sub Total	$ 7	$ 25	$ 115	$ 128	$ 59	$ 8	$ 92	**$ 434**
DOE Reimbursement[2]	-	-	(25)	(58)	(17)	-	-	**(100)**
Total	**$ 7**	**$ 25**	**$ 90**	**$ 70**	**$ 42**	**$ 8**	**$ 92**	**$ 334**

Demand Response and Energy Efficiency Expenditures – 2010-2014[3]

	2010	2011	2012	2013	2014	Total
Pepco - District of Columbia	$ 6	$ 11	$ 5	$ 1	$ 1	**$ 24**
Pepco - Maryland	43	50	26	25	25	**169**
Delmarva - Delaware	-	4	5	3	2	**14**
Delmarva - Maryland	13	14	13	8	8	**56**
Atlantic City Electric - New Jersey	2	3	3	5	1	**14**
Sub Total	$64	$82	$52	$42	$37	**$277**
DOE Reimbursement[2]	(11)	(15)	(10)	-	-	**(36)**
Total	**$ 53**	**$ 67**	**$ 42**	**$ 42**	**$ 37**	**$ 241**

(1) Installation of AMI in Maryland and New Jersey is contingent on regulatory approval.
(2) DOE awarded PHI $168 million under the ARRA. $100 million will offset Blueprint construction costs and $30 million will offset other capital expenditures. $36 million will offset expenses associated with direct load control programs.
(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets.

Note: See Safe Harbor Statement at the beginning of today's presentations.

15

Blueprint for the Future – DOE Funding

Pepco-DC	Pepco-MD	ACE-NJ
- 280,000 smart meters - 20,000 Direct Load Control (DLC) devices - 17 Automated Sectionalizing & Reclosing (ASR) systems - Dynamic pricing - Enabling communications	- 570,000 smart meters - 168,000 DLC devices - 62 ASR systems - Dynamic pricing - Enabling communications	- 25,000 DLC devices - 20 ASR systems - 158 Capacitor banks - Enabling communications
$44.6M	$104.8M	$18.7M

- Smart Grid Investment Grant awards have been granted to Pepco DC, Pepco MD and ACE; contracts were signed in April
- PHI also received a $4 million Smart Grid Workforce Training Grant
- DOE awarded PHI $168 million under the ARRA. $100 million to offset AMI; another $30 million to be used to offset distribution automation; and $36 million to offset expenses associated with direct load control programs
- Metric/benefit plan under development in consultation with DOE
- Regulatory approval needed in Maryland for AMI and in the District of Columbia for Direct Load Control
- Authorized expenditures will be reimbursed within 30 days of submittal

Note: See Safe Harbor Statement at the beginning of today's presentations.



AMI – Under Construction in Delaware

Delaware Deployment Schedule



Customer Benefits (Delaware)

2010
- Automated meter reading
- Remote connect and disconnect
- Web presentment of customers' energy usage data
- Outage processing

2011
- Dynamic Pricing
- Customer outage notification

Note: See Safe Harbor Statement at the beginning of today's presentations.

AMI – Pepco Schedule

District of Columbia (Pepco)	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Program set-up & material procurement		██	██								
Automated Deployment System Integration			██	██	██						
Customer Benefits System Integration			██	██	██	██	██				
Field Deployment - Communications Equipment					██	██	██				
Field Deployment - Meters							██	██	██		
Dynamic Pricing and Rate Options			██	██	██	██	██	██	██		

Maryland (Pepco) *	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Program set-up & material procurement		██	██								
Automated Deployment System Integration			██	██	██						
Customer Benefits System Integration			██	██	██	██	██				
Field Deployment - Communications Equipment						██	██				
Field Deployment - Meters								██	██	██	██
Dynamic Pricing and Rate Options			██	██	██	██	██	██	██		

* **Contingent on Maryland regulatory approval**

Note: See Safe Harbor Statement at the beginning of today's presentations.

18

Demand Response and Energy Efficiency – Status



Demand Response

- Direct load control program started in Maryland in June 2009

- Direct load control launch in New Jersey in Q2 2010

- District of Columbia planned to start in 2011

- Working to achieve Maryland load reduction capacity amounts bid into PJM for June 2011

Energy Efficiency

- Commercial energy efficiency programs launched in Q3 and Q4 2009 in Maryland and the District of Columbia, respectively

- Residential programs in Maryland and the District of Columbia are either operating or in launch phase

  – MD: $100 Whole House Audits, HVAC Tune Up Rebates, Efficient Appliance Rebates and Lighting Buy downs, and Qualifying Income Energy Efficiency Assistance

  – DC: Efficient Appliance Rebates and Lighting Buy downs

PHI's Current Targets for Load Reductions (from energy efficiency, AMI enabled dynamic pricing and direct load control programs)

Note: See Safe Harbor Statement at the beginning of today's presentations.

Innovative Rate Structure – Customer Benefits

PowerCents DC

- Pilot program in the District of Columbia to test customers' response to different pricing schemes

- Rates designed to be revenue neutral
  - Average customer pays same bill if no peak load reduction

- 92% of participants saved money
  - Average of 7.8%

Overall, were you satisfied, neutral, or dissatisfied with the PowerCentsDC program?



Would you recommend PowerCentsDC electricity pricing to your friends and family?



Source: eMeter Corp. Survey 2009

Benefits – Distribution Automation

Real Life Example



Customers Experiencing a Sustained Outage

Occurrences Since June 13, 2008

■ without ASR ■ with ASR

50% reduction in sustained outages

Goals

- Create "self-healing" distribution feeder from the substation to customer's location

- Reduce sustained outages caused by outage of entire feeder

- Segment feeders into several sections using remote controlled switches or automatic reclosers

How it works

- Automatic Sectionalizing and Reclosing (ASR) scheme on the feeder opens closed switches to isolate the problem

- ASR restores the other sections by reclosing the feeder breaker and/or closing open tie switches to other feeders

- Generally ASR operates in less than a minute – restoring most customers

Note: See Safe Harbor Statement at the beginning of today's presentations.



Blueprint for the Future – Some Key Thoughts

- Customer adoption and participation is a key enabler

- Customer benefits will not all be realized immediately

- Smart grid will move at the *Speed of Value*
  - Utilities will still need regulatory approval for large projects related to smart grid
  - Standards and interoperability are key to preventing premature obsolescence

- Interoperability, application R&D and standardization are not spectator activities
  - Utilities need to get involved and make their voices heard and be engaged as individual companies and as an industry

- Through the smart grid, utilities will become "technology" companies
  - No longer the "best solutions" but rather iterations of "better solutions"
  - Communication Network Operations and enhanced Cyber Security will become part of our core competencies, just as electric systems operations is today

> *"The smart grid will only work to the extent that customers win"*



Power Delivery Business Outlook

- Over $5.4 billion in planned infrastructure investment over next 5 years

- Accelerated smart grid deployment backed by $168 million in stimulus grants

- Revenue growth through continued modest, long-term growth in the number of customers – comparatively strong, resilient economy

- Achieving constructive regulatory outcomes – ongoing rate cases, decoupling, FERC formula and incentive rates

- Continued improvement in operating performance – safety, customer satisfaction, reliability, cost

Our plan positions us for significant long-term growth in both transmission and distribution.

Note: See Safe Harbor Statement at the beginning of today's presentations.

23

Power Delivery Overview

Dave Velazquez
Executive Vice President








Appendix

Construction Forecast – 2010 - 2014

(Millions of Dollars)	2010	2011	2012	2013	2014	5 Year Total
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 121	$ 132	$ 144	$ 153	$ 155	$ 705
Reliability (facility replacements/upgrades for system reliability)	227	231	242	266	282	1,248
DOE Reimbursement[1]	(5)	(12)	(9)	(4)	-	(30)
Load (new/upgraded facilities to support load growth)	36	106	151	143	156	592
Distribution - Blueprint:						
Advanced Metering Infrastructure (AMI)[2]	115	128	59	8	92	402
DOE Reimbursement[1]	(25)	(58)	(17)	-	-	(100)
Transmission:						
Customer Driven	3	10	7	7	7	34
Reliability (facility replacements/upgrades for system reliability)	53	43	43	64	49	252
Load and Other	123	182	195	227	152	879
Mid Atlantic Power Pathway	24	246	317	297	246	1,130
Gas Delivery	20	20	20	21	20	101
Information Technology	19	28	32	22	17	118
Corporate Support and Other	27	33	28	24	18	130
Total Power Delivery	$ 738	$1,089	$1,212	$1,228	$1,194	$ 5,461

(1) DOE awarded PHI $168 million under the ARRA. $130 million has been netted in the chart to offset projected Blueprint and other capital expenditures. The remaining $38 million will offset ongoing expenses associated with direct load control and other programs.

(2) Installation of AMI in Maryland and New Jersey is contingent on regulatory approval

Note: See Safe Harbor Statement at the beginning of today's presentations.

26



Construction Forecast – 2010 - 2014

(Dollars in Millions)	2010	2011	2012	2013	2014
Atlantic City Electric					
Distribution	$94	$118	$135	$138	$129
Transmission	29	20	31	68	38
Other	9	18	18	13	12
Blueprint	4	4	0	8	92
MAPP	0	0	0	0	0
DOE Reimbursement	(2)	(5)	(4)	(1)	0
Delmarva Power					
Distribution	$98	$116	$129	$148	$148
Transmission	49	68	145	133	98
Other	41	42	37	36	28
Blueprint	53	21	40	0	0
MAPP	17	117	116	183	176
Pepco					
Distribution	$192	$235	$273	$276	$316
Transmission	101	147	69	97	72
Other	16	21	25	18	15
Blueprint	58	103	19	0	0
MAPP	7	129	201	114	70
DOE Reimbursement	(28)	(65)	(22)	(3)	0
Totals					
Distribution	$384	$469	$537	$562	$593
Transmission	179	235	245	298	208
Other	66	81	80	67	55
Blueprint	115	128	59	8	92
MAPP	24	246	317	297	246
DOE Reimbursement	(30)	(70)	(26)	(4)	0
Total Power Delivery	**$738**	**$1,089**	**$1,212**	**$1,228**	**$1,194**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales Growth

Sales (GWh)*

	2008	2009	2010	2011	2012	2013	2014
Potomac Electric Power Company							
Residential	7,598	7,648	7,675	7,754	7,900	7,993	8,097
Commercial	18,865	18,721	19,092	19,309	19,649	20,004	20,250
Industrial	-	-	-	-	-	-	-
Other	161	161	163	163	163	163	163
Subtotal	26,624	26,530	26,930	27,226	27,712	28,160	28,510
Delmarva Power & Light Company							
Residential	5,057	4,931	4,962	5,022	5,106	5,173	5,243
Commercial	5,282	5,191	5,224	5,260	5,300	5,335	5,366
Industrial	2,652	2,343	2,271	2,215	2,201	2,204	2,204
Other	50	50	51	51	51	51	51
Subtotal	13,041	12,515	12,508	12,548	12,658	12,763	12,864
Atlantic City Electric Company							
Residential	4,383	4,345	4,257	4,302	4,361	4,389	4,430
Commercial	4,478	4,381	4,519	4,579	4,643	4,705	4,761
Industrial	1,129	962	1,014	993	994	995	995
Other	50	50	49	49	49	49	49
Subtotal	10,040	9,738	9,839	9,923	10,047	10,138	10,235
PHI Power Delivery							
Residential	17,038	16,924	16,894	17,078	17,367	17,555	17,770
Commercial	28,625	28,293	28,835	29,148	29,592	30,044	30,377
Industrial	3,781	3,305	3,285	3,208	3,195	3,199	3,199
Other	261	261	263	263	263	263	263
Total	49,705	48,783	49,277	49,697	50,417	51,061	51,609

*Weather Normalized Sales

Note: See Safe Harbor Statement at the beginning of today's presentations.

28

Reconciliation of Q1 2009 Power Delivery EPS for GAAP



Q1 2009 EPS Excluding Special Item $ 0.15

2009 Special Item

   • Mirant Settlement, Net of Customer Sharing, DC jurisdiction   0.04

Q1 2009 EPS (GAAP) $ 0.19

Regulatory Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer

   

Executing Our Regulatory Strategy – A Core Competency



- Deep experience in multi-jurisdictional construct

- Demonstrated capability to manage multiple cases

- Demonstrated leadership in emerging regulatory issues

  - Decoupling

  - Smart Grid Cost Recovery

  - Energy Efficiency Cost Recovery

  - Stimulus Funding

  - Dynamic Pricing Pilot Program



Regulatory Highlights

- Filed five electric distribution base rate cases in 2009; two decisions to date and one settlement pending:
  - Delmarva Power – Maryland, December 2009
  - Pepco – District of Columbia, March 2010
  - Atlantic City Electric – New Jersey; settlement reached, BPU approval pending

- Advanced Blueprint for the Future initiatives
  - Smart Grid
  - Energy efficiency and demand response programs
  - Dynamic Pricing

- Implemented revenue decoupling in the District of Columbia
  - 66% of regulated distribution revenue now decoupled (Maryland and District of Columbia)
  - Decoupling approved in Delaware; pursuing in New Jersey



Regulatory Environment

- Recent distribution rate case decisions have continued to reflect adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Regulatory Diversity

2009 Rate Base*



NJ 16%
MD 26%
DE 13%
DC 21%
FERC 24%

* **Based on estimated year-end rate base.**

3



Rate Base Summary

Estimated 2009 Transmission and Distribution Rate Base by Company

(Millions of Dollars)

■	Transmission - Pepco	$397
■	Transmission - Delmarva	348
■	Transmission - Atlantic City	377
	Total - Transmission	**$1,122**

■	Distribution Pepco - Electric	$1,940
■	Distribution Delmarva - Electric	723
■	Distribution Delmarva - Gas	218
■	Distribution Atlantic City - Electric	762
	Total - Distribution	**$3,643**

Total Rate Base $4,765



Distribution is 76% and Transmission is 24% of our 2009 estimated rate base

Note: See Safe Harbor Statement at the beginning of today's presentations.

4

Distribution Summary

	Current Authorized Return on Equity	Latest Available Unadjusted ROE *	Source
Delmarva Power			
Delaware – Electric	10.00%	9.1%	Quarterly Earned Return Report – March 2009
Delaware – Gas	10.25%	8.5%	Quarterly Earned Return Report – September 2009
Maryland – Electric	10.00%	9.8%	Annual Earned Return Report – December 2008
Pepco			
Maryland	10.00%	9.3%	As filed in Case 9217 – December 2009
District of Columbia	9.63%	7.5%	As filed in Formal Case 1076 – May 2009
Atlantic City Electric			
New Jersey	9.75%	6.7%	No reporting requirement in New Jersey; as filed in Docket No. ER09080664 – December 2009

*   Unadjusted Return on Equity (ROE) represents book earnings realized in the period, less the cost of debt capital, divided by equity capital. Unadjusted ROE does not reflect customary regulatory adjustments.

Distribution Rate Cases – Most Recent Decisions



(Millions of Dollars)	DPL Maryland Electric Rate Case		Pepco DC Electric Rate Case	
	Final Position	Approved	Final Position	Approved
Date	11/4/09*	12/2/09	12/9/09*	3/2/10
Rate Base	$311.8	$306.4	$1,020.0	$1,010.3
Equity Ratio	49.87%	49.87%	46.18%	46.18%
Return on Equity	10.75%	10.00%	10.75%	9.625%
Revenue Requirement	$13.6	$7.5	$44.5	$19.8
Depreciation Expense Reduction/(Increase)	–	–	($4.7)	$1.7
Residential Total Bill % Increase	2.6%	1.3%	6.2%	1.8%
New Rates Effective		12/2/09		3/23/10

Pepco filed a Petition for Reconsideration in the DC case on March 23, 2010 addressing the following:

- **Inadequacy of return on equity (25 bps change equates to $2.0 million in revenue)**
- **Use of historical average versus forward looking pension expense**
- **Partial disallowance of costs relating to a newly constructed 69kv sub-transmission line**
- **Omission of floatation costs relating to the 2008 equity issuance**

* **Date of company's reply brief**

Distribution Rate Cases –
Atlantic City Electric Settlement



(Millions of Dollars)	ACE New Jersey Electric Rate Case	
	Final Position	Settlement *
Date	2/19/10	4/28/10
Rate Base	$808.8	$761.6
Equity Ratio	49.58%	49.10%
Return on Equity	11.50%	10.30%
Revenue Requirement	$45.8	$20.0
Residential Total Bill % Increase	5.0%	1.2%
New Rates Expected to be Effective		6/1/10

* The settlement is subject to the approval of the Board of Public Utilities (BPU).

Distribution Rate Cases – Current Filed Positions



(Millions of Dollars)	DPL – DE Electric	Pepco – MD
Date of Most Recent Position	3/19/10	3/15/10
Test Period	12 mos. actual ended 3/31/09	12 mos. actual ended 12/31/09
Rate Base	$460.9	$927.1
Equity Ratio	47.52%	48.73%
Return on Equity	10.75%	10.75%
Revenue Requirement	$26.2 *	$32.2
Residential Total Bill % Increase	3.6%	2.5%
Years Since Last Rate Case Decision	3	2
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9	$2.0

*   As permitted by law, an interim rate increase of $2.5 million was put into effect on 11/17/09, subject to refund; and the remaining $23.7 million of the requested rate increase was put into effect on 4/19/10, subject to refund.

Note: See Safe Harbor Statement at the beginning of today's presentations.



Distribution Rate Cases – Timeline

	DPL – DE Electric	Pepco – MD	DPL – DE Gas
Initial Filing Date	9/18/09	12/30/09	Initial Filing July 2010
Docket/Case No.	09-414	9217	TBD
Staff/OPC Testimony	2/10/10	4/8/10	TBD
Rebuttal Testimony	3/19/10	4/30/10	TBD
Evidentiary Hearings	TBD	5/10 – 5/14/10	TBD
Initial Briefs	TBD	6/14/10	TBD
Reply Briefs	TBD	6/25/10	TBD
Expected Timing of Decision	3Q2010	July 2010	February 2011

Note: See Safe Harbor Statement at the beginning of today's presentations.

Rate Case Positions
Delmarva Power – Delaware



(Millions of Dollars)	DPL Delaware Electric Case		
	DPL [1]	Staff	DPA [2]
Adjusted Rate Base	$460.9	$427.1	$399.4
Equity Ratio	47.52%	47.52%	47.52%
Return on Equity	10.75%	8.50%	7.52%
Revenue Requirement	$26.2	$4.9	($2.1)

(1) Current filed position as of 3/19/10

(2) Division of Public Advocate

Note: See Safe Harbor Statement at the beginning of today's presentations.

Rate Case Positions
Pepco – Maryland



(Millions of Dollars)	Pepco Maryland Electric Case		
	Pepco [1]	Staff	OPC [2]
Adjusted Rate Base	$927.1	$909.9	$902.9
Equity Ratio	48.73%	48.73%	47.61%
Return on Equity	10.75%	9.76%	9.50%
Revenue Requirement	$32.2	$11.5	$4.3

(1) Current filed position as of 3/15/10

(2) Office of People's Counsel

Note: See Safe Harbor Statement at the beginning of today's presentations.



Blueprint for the Future Status

- **Maryland (Pepco and Delmarva Power)**
  - Decoupling implemented in 2007, fixed average revenue per customer by class
  - AMI system requirements established; cost recovery determination pending; dynamic pricing pending
  - Energy efficiency and demand response programs approved; cost recovery through surcharge
- **Delaware**
  - Decoupling concept approved for electric and gas; electric and gas decoupling expected to be implemented with rate case decisions in the third quarter of 2010 and the first quarter of 2011, respectively
  - AMI approved; regulatory asset approved; dynamic pricing pending
- **District of Columbia**
  - Decoupling implemented November 2009, fixed average revenue per customer by class
  - AMI approved; regulatory asset approved
  - Energy efficiency programs approved; cost recovery through surcharge; Direct Load Control program and dynamic pricing pending
- **New Jersey**
  - Decoupling is under consideration; filed request for approval – August 2009
  - Request for AMI deployment on hold
  - Energy efficiency and conservation programs being performed by third parties
  - Direct Load Control program approved; cost recovery through surcharge
  - Solar REC financing program approved and implemented; cost recovery through surcharge

Decoupling Status

Jurisdiction	Status*	Forecasted 2010 % Regulated Distribution Revenue	
Pepco/DPL – MD	Implemented June 2007	42%	
Pepco – DC	Implemented November 2009	24%	66% } 79%
DPL – DE	To be implemented following resolution of the electric distribution base rate case, third quarter 2010	13%	
ACE – NJ	Filed request for approval, August 2009	21%	

Advantages of decoupling:

- Fosters energy conservation as it aligns the interests of customers and utilities
- Eliminates revenue fluctuations due to weather and changes in customer usage patterns
- Provides for more predictable utility distribution revenues
- Provides for more reliable fixed-cost recovery

* DPL – DE Gas decoupling to be implemented following base rate case decision expected in first quarter 2011.

Note: See Safe Harbor Statement at the beginning of today's presentations.

FERC Regulated Transmission Business



(Millions of Dollars)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]				
Base Amount - 11.3%	$324	$314	$314	$952
Incentive Amount - 12.8%	73	34	63	170
Total	$397	$348	$377	$1,122
Current Authorized Return on Equity [2]	11.3% & 12.8%	11.3% & 12.8%	11.3% & 12.8%	
Equity Ratio	48%	50%	50%	
Indicated 2009/2010 Annual Earnings, after-tax [3]	$19	$14	$20	$53
Estimated 2010/2011 Annual Earnings, after-tax [4]	$22	$21	$22	$65

(1) Estimated rate base at 12/31/09 based on FERC-approved formula.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

(3) Includes the impact of a true-up in the amount of a negative $8 million, after-tax.

(4) Excludes the impact of any true-up.

Note: See Safe Harbor Statement at the beginning of today's presentations.

RTEP* Projects Granted 150 Basis Points ROE Adder



In-Service Year for Rate Recovery

Utility/Project	2008	2009	2010	2011	2012	2013	Total
(Millions of Dollars)							
Pepco							
Brighton	–	$35.3	–	–	–	$18.0	**$53.3**
Dickerson	–	–	–	$12.0	–	–	**$12.0**
Burches Hill	–	–	–	$34.6	$12.7	$30.8	**$78.1**
Delmarva Power							
Red Lion	–	$20.0	–	–	–	–	**$20.0**
Cool Springs	–	–	$15.0	–	–	–	**$15.0**
Oak Hall to Wattsville	–	–	$9.0	–	–	–	**$9.0**
Indian River	–	–	$6.4	$8.0	$19.2	–	**$33.6**
Atlantic City Electric							
Orchard / Mickleton	$58.6	$4.7	$5.0	$8.4	–	–	**$76.7**
Total	**$58.6**	**$60.0**	**$35.4**	**$63.0**	**$31.9**	**$48.8**	**$297.7**

* PJM's Regional Transmission Expansion Plan is a grid-wide plan based on bulk power system reliability to ensure a stable economic regional market. The Plan is updated annually and approved by the independent PJM Board.

Note: See Safe Harbor Statement at the beginning of today's presentations.



Timely Cost Recovery

- Transmission
  - FERC Formula Rates
  - CWIP in rate base (Mid-Atlantic Power Pathway project)
  - Current year recovery of projected capital additions
- Distribution
  - Rate case activity to continue
    - Permitted to file partially forecasted test years adjusted for known and measurable costs
  - Decoupling in place in MD and DC; to be implemented in DE
  - Deferred regulatory assets
    - AMI costs (DE, DC)
  - Surcharges
    - Energy efficiency programs (MD, DC)
    - Demand response programs (MD)
    - Bad debt expense (NJ)
    - State and local taxes (MD, DC)
  - Procurement cost adjustment mechanisms

Note: See appendix for details.

16



Regulatory Summary

- Regulatory competency aligns with transmission and distribution focus

- Demonstrated ability to achieve constructive outcomes

- PHI strategy aligns well with jurisdictional policies and customer interests

- Continued focus on managing costs and achieving timely recovery and fair regulatory returns

Regulatory Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer

   



Appendix

Demonstrated Constructive Regulatory Outcomes

Case	Outcome [1]
2007 Delmarva Power – MD	Revenue increase - $14.9 million Return on Equity - 10.00% Rate of Return - 7.68%
2007 Pepco – MD	Revenue increase - $10.6 million Return on Equity - 10.00% Rate of Return - 7.99%
2007 Delmarva Power Gas	Revenue increase - $9.0 million Return on Equity - 10.25% Rate of Return - 7.73%
2008 Pepco – DC	Revenue increase - $28.3 million Return on Equity - 10.00%[2] Rate of Return - 7.96%
2009 Delmarva Power – MD	Revenue increase - $7.5 million Return on Equity - 10.00% Rate of Return - 7.96%
2010 Pepco – DC	Revenue increase - $19.8 million Return on Equity - 9.63% Rate of Return - 8.01%

(1) Company capital structure approved in all cases.

(2) Commission approved a 50 basis point decrease to return on equity when decoupling was approved in Phase II of the case.



Transmission Formula Rate Process

PHI
Pepco Holdings, Inc

Formula Rate Components

Return on Rate Base
    Debt % in Capital Structure x Debt Rate x Total Rate Base ➡
    Equity % in Capital Structure x 11.3% ROE x Base Rate Base ➡
    Equity % in Capital Structure x 12.8% ROE x Incentive Rate Base ➡

Cost Recovery
        Operation and Maintenance
        Depreciation and Amortization
        Other Taxes
        Income Tax at statutory rate
            Total Costs ➡

True-up
    True-up From Prior Year ➡

Revenue Component
Cost of Debt **Equity Return – Base** **Equity Return – Incentive**
Recovery of Operating Costs
True-up
Sum of Above Equals **Total Transmission** **Revenue Requirement**
Rates effective June 1st

Minimizes Regulatory Lag

- **Rates updated annually**

- **Better match between rates and costs**

- **Current year recovery of projected capital additions**

Cost Recovery of Storm Expenses

February 2010 Storm Event

Estimated Capital and Incremental O&M Expense

(Millions of Dollars)	Total Spend	Capital *	O&M Expense	Method of Recovery for O&M Expense
Atlantic City Electric	$15.2	$12.0	$3.2	Recovery to be requested in next rate case proceeding
Delmarva Power				
Delaware	2.2	1.1	1.1	Three year normalized (will be captured in next rate case proceeding)
Maryland	2.9	1.4	1.5	Recovery to be requested in next rate case proceeding
Pepco				
District of Columbia	1.1	0.3	0.8	Three year normalized (will be captured in next rate case proceeding)
Maryland	12.7	3.7	9.0	Proforma adjustment included in current rate case proceeding
Total	**$34.1**	**$18.5**	**$15.6**	

*   **Capital expenditures recovered in rate base**

Note: See Safe Harbor Statement at the beginning of today's presentations.

22



Default Service Auction/Bidding Process

	Maryland (Pepco/Delmarva Power)	District of Columbia (Pepco)	Delaware (Delmarva Power)	New Jersey (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS auction process Power acquired in multiple tranches each auction year to limit market timing risk	Board of Public Utilities approves and conducts state-wide BGS auction process Power acquired in state-wide auction
Pricing	Residential and small commercial customers have rolling 2-year contracts; 25% bid out two times per year Medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial have rolling 3-year contracts bid out annually Large commercial customers have rolling 2-year contracts bid out annually	Residential and small commercial have rolling 3-year contracts auctioned annually Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1000kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None



Default Service Procurement



Auction Schedules for Load Bid 2011/12

Auction Month (1)	Maryland (Pepco/Delmarva Power)(2),(4)	District of Columbia (Pepco)(2),(4)	Delaware (Delmarva Power)(2),(4)	New Jersey (Atlantic City Electric)(3),(4)
Oct-10	25%			
Nov-10			16.6%	
Dec-10		18.6%		
Jan-11		18.6%	16.7%	
Feb-11				33.3%
Apr-11	25%			
	50% bid 2-yr. contract	37.2% bid 3-yr. contract	33.3% bid 3-yr. contract	33.3% bid 3-yr. contract

(1) Actual auction dates for the 6/1/11 to 5/31/12 year are approved by the Public Service Commissions

(2) Includes Residential & Small Commercial

(3) Includes all fixed price load

(4) Reflects portion of the load for contracts expiring on 5/31/11

Timely Cost Recovery – Recovery Mechanisms Maryland (Pepco and Delmarva Power)



- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs

- Decoupling Mechanism
  - Decouples sales and revenue

- EmPowerMD Charge (E-MD)
  - Recovers program expenses over five years and demand response equipment costs over 15 years
  - Earnings on unrecovered amounts at authorized rate of return

- Gross Receipts Tax, Delivery Tax, Montgomery County Fuel and Energy, and Environmental Surcharges
  - Recovers State and local taxes

- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate

Timely Cost Recovery – Recovery Mechanisms District of Columbia

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs

- Decoupling Mechanism
  - Decouples sales and revenue

- Sustainable Energy Trust Fund Surcharge
  - Recovers program expenditures
  - Energy Assistance Trust Fund Surcharge

- Delivery Tax Surcharge and Public Space Occupancy Surcharge
  - Recovers State and local taxes

- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate

Timely Cost Recovery – Recovery Mechanisms Delaware

Electric

- Procurement Cost Adjustment (PCA)
    - Reconciles purchased power costs
- Annual Transmission Update
    - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Reasonable Allowance for Retail Margin (RARM)
    - Reconciles SOS administrative costs
- Decoupling Mechanism
    - Decouples sales and revenue
    - To be implemented upon completion of base rate case (estimated third quarter 2010)

Gas

- Gas Cost Rate (GCR)
    - Reconciles purchased gas costs
- Environmental Surcharge Rider
    - Recovers costs associated with manufactured gas plant site clean up
- Decoupling Mechanism
    - Decouples sales and revenue
    - To be implemented upon completion of base rate case (estimated first quarter 2011)

Timely Cost Recovery – Recovery Mechanisms New Jersey



Existing

- Basic Generation Service Reconciliation Charge (BGS RC)
    - Reconciles purchased power costs
- Non-Utility Generation (NUG) Charge (NGC)
    - Provides full and timely recovery of BPU-approved NUG contract costs
- Societal Benefits Charge (SBC)
    - Designed to ensure recovery of bad debt expense
    - Provides full recovery of BPU-approved programs for clean energy, Lifeline, Universal Service
- Annual Transmission Update
    - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Infrastructure Investment Surcharge (IIS)
    - Provides recovery of revenue requirements for approved distribution investment prior to base rate case filing
- Regional Greenhouse Gas Initiative (RGGI) Recovery Charge
    - Provides for recovery of costs for Energy Efficiency, Demand Response and Solar Energy Initiatives

Regulatory Information by Commission

Rate Cases	District of Columbia	Maryland	Delaware	New Jersey
Permitted to file partially forecasted test year?	Yes	Yes	Yes	Yes
Required to update test year data to actual?	Yes	Yes	No	Yes
Timing for deciding cases	No statute; target to complete cases within 9 mos. of filing	Statute - 7 mos.	Statute - 7 mos.	Statute - 9 mos.; Commission can grant extensions
Time restrictions on initiating subsequent rate filings?	No	No	No	No
Staff party to case?	No	Yes	Yes	Yes
Commissions				
Full Time/Part Time	Full-Time	Full-Time	Part-Time	Full-Time
Appointed/Elected	Appointed	Appointed	Appointed	Appointed
Length of Term	4 years	5 years	5 years	6 years
Commissioners				
Name/Term expiration*	**Betty Ann Kane** (2011) Richard E. Morgan (2011) Lori Murphy Lee (2013)	**Douglas Nazarian** (2013) Harold Williams (2012) Lawrence Brenner (2012) Susanne Brogan (2012) Therese Goldsmith (2014)	**Arnetta McRae** (pending) Dallas Winslow (2010) Jaymes Lester (2012) Joann Conaway (2012) Jeffrey Clark (2014)	**Lee A. Solomon (2015)** Jeanne M. Fox (2014) Joseph L. Fiordaliso (2011) Nicholas Asselta (2013) Elizabeth Randall (2013)

* Chairperson denoted in bold.

Pepco Energy Services Overview

John Huffman
President and Chief Executive Officer

   

PES Overview

- PES provides retail energy services to large customers
  - Government
  - Commercial and Industrial
  - Institutional

- Energy Services
  - PES develops, installs, operates, and maintains energy efficiency, renewable energy, and combined heat and power projects

- Energy Supply
  - PES is in the process of winding down the Retail Energy Supply business
  - PES also owns two peaking power plants that will be retired in 2012

PES has shifted its strategic focus from Energy Supply to Energy Services







PES Annual Earnings

($ in millions)		2009		2008
Energy Services				
Revenue	$	136.9	$	188.7
Costs of Sales		81.6		127.6
Gross Margin		**55.3**		**61.1**
Operating & Maintenance Expense		29.2		30.0
Depreciation		7.5		6.6
Total		**36.7**		**36.6**
Operating Income		**18.6**		**24.5**
Partnership and Other Income		2.3		2.3
Net Credit Costs		1.3		0.7
Net Income *	$	**13.8**	$	**18.2**
Retail Energy Supply **				
Revenue	$	2,245.8	$	2,458.9
Costs of Sales		2,097.4		2,360.7
Gross Margin		**148.4**		**98.2**
Operating & Maintenance Expense		59.7		50.0
Depreciation		10.0		6.6
Total		**69.7**		**56.6**
Operating Income		**78.7**		**41.6**
Net Credit Costs		27.2		0.7
Net Income	$	**31.1**	$	**27.3**
Pepco Energy Services				
Unallocated Overhead Cost (after tax)		5.0		6.1
Net Income	$	**39.9**	$	**39.4**

* Includes energy efficiency and renewable energy tax credits
** Includes power plants

Energy Services

- Revenue decreased due to completion of a large project in 2008
- Energy efficiency and renewable energy projects create tax benefits

Retail Energy Supply

- Gross Margin increased due to favorable supply costs driven by low commodity prices
- O&M increased due to goodwill impairment and bad debt expense
- Credit costs increased due to credit facilities and credit intermediation agreement

PES Quarterly Earnings

($ in millions)	Q1 2010	Q1 2009
Energy Services		
Revenue	$ 38.3	$ 30.2
Costs of Sales	24.2	17.6
Gross Margin	**14.1**	**12.6**
Operating & Maintenance Expense	7.8	6.0
Depreciation	1.8	1.9
Total	**9.6**	**7.9**
Operating Income	**4.5**	**4.7**
Partnership and Other Income	0.5	0.4
Net Credit Costs	0.3	0.5
Net Income *	**$ 2.8**	**$ 3.3**
Retail Energy Supply **		
Revenue	$ 509.2	$ 626.6
Costs of Sales	472.1	596.4
Gross Margin	**37.1**	**30.2**
Operating & Maintenance Expense	11.8	15.9
Depreciation	2.7	2.2
Total	**14.5**	**18.1**
Operating Income	**22.6**	**12.1**
Net Credit Costs	4.2	3.3
Net Income	**$ 10.9**	**$ 5.2**
Pepco Energy Services		
Unallocated Overhead Cost (after tax)	1.1	1.7
Net Income	**$ 12.6**	**$ 6.8**

* Includes energy efficiency and renewable energy tax credits
** Includes power plants

Energy Services

- Revenue increased due to more active projects in 2010

- O&M increased due to expansion of Energy Services

Retail Energy Supply

- Gross Margin increased due to lower Reliability Pricing Model charges and higher capacity prices associated with the power plants

- O&M decreased due to lower bad debt expense

- Credit costs increased due to credit facilities and credit intermediation agreement



Wind-down of Retail Electric and Natural Gas Supply and Power Plants

- PES is on track in winding down this business and the retail supply contracts completely roll off by 2014

- Power Plants are scheduled for retirement in May 2012

- Gross margin expectations for the contract backlog:
  - Electric: ~$6.00/MWh
  - Natural Gas: ~$0.35/Dth

Key Metrics	Q1 2010	2009	2008
Load Served - MW	2,992	3,195	4,388
MWh Delivered*	3.3	17.8	20.1
Dths Delivered*	18.5	45.8	36.1
O&M Expense*	$12	$60	$50
* millions			
Gross Margins			
$/MWh	$6.42	$6.40	$3.71
$/Dth	$0.37	$0.41	$0.37



Forecasted Gross Margin and O&M



Retail Energy Supply Contract Backlog

Estimated, as of 3/31/2010

Note: See Safe Harbor Statement at the beginning of today's presentations.

4

Wind-down of Retail Electric and Natural Gas Supply



Collateral and Working Capital Invested

$ in millions

- 2008 Actual: **$792**
- 2009 Actual: **$364**
- 2010 Est: **$269**
- 2011 Est: **$108**
- 2012 Est: **$28**

■ Working Capital ■ Cash Collateral ■ Letters of Credit

- End of year amounts
- Estimates based on energy prices as of 3/31/10; decreasing energy prices require higher amounts of collateral and vice versa

Note: See Safe Harbor Statement at the beginning of today's presentations.

Energy Services Overview

- **Energy Efficiency**
  - PES is a leading developer of energy efficiency projects
  - Since 1995, completed $850 million of energy efficiency projects

- **Combined Heat and Power/ Thermal (CHP)**
  - PES develops, operates, and maintains central heating and cooling plants
    - 70,000 tons of cooling
    - 950 MMBtu/hour of heating
    - 23 MW of CHP

- **Renewable Energy**
  - PES owns and operates 12 MW of renewable energy facilities
    - Landfill gas to energy
    - Solar energy

- **Construction Companies**
  - Primarily underground high voltage transmission construction for utilities






Typical Energy Efficiency Project

Energy Services (pepco)

Project Summary

Completed or Under Construction

- $9 million contract value (revenue) to-date
- New compressed air plant
- New on-site 2 MW power generator
- Lighting upgrades for more than 14,000 fixtures

In Design

- Water conservation project for printing process expected to save 20 million gallons per year while reducing chemical use
- SCADA Controls System Implementation

Schedule

- Phased implementation:
  - 2007 through 2012 and beyond
  - $20 million estimated total construction value
  - Additional BEP locations under consideration

Benefits

- Provides much needed upgrades to the BEP energy infrastructure
- Reduces energy consumption and provides environmental benefits

Customer:

U.S. Bureau of Engraving and Printing (BEP)

Location:

Washington, DC





Note: See Safe Harbor Statement at the beginning of today's presentations.

Energy Services: Make-up of Earnings

1 | **Construction Revenues from Energy Efficiency Projects**

Typical projects:

- Construction contract value:
  - $5 to $25 million (revenue)

- Gross margins:
  - 20% to 25% range

- Strong track record for performance contracts requiring on going measurement/ verification of energy savings

- Projects are financed by 3rd parties and require minimal capital by PHI



Value of Construction Contracts Signed
(Revenues in millions of $)

- **Contract backlog**
  - $6 million of gross margin at 3/31/10
  - 9-month weighted average remaining construction period



Typical Construction Project Life-Cycle

1st Customer Meeting

Energy Audit → Engineering → Negotiations

Contract Signed

Recognize Construction Revenues % Complete Basis

Commission Project

2-Year Sales Cycle

18-month Construction



Construction Gross Margin
($ millions)

Actual Gross Margin ■ Backlog

Note: See Safe Harbor Statement at the beginning of today's presentations.

Energy Services: Make-up of Earnings

pepco
Energy Services

| ② **Recurring Revenue** | **Projects** | **Gross Margin Expectations** |

Operations and maintenance contracts related to energy efficiency projects; 3-15 year contracts

- Military District of Washington
- Baltimore City Schools
- BWI Airport
- Other universities, state agencies, and municipal governments

$31 million Contract Backlog 7-year remaining contract life*

Long-term CHP and thermal contracts from facilities that we operate and maintain

- Atlantic City District Energy
- Wilmington District Energy
- 23 MW NIH Combined Heat and Power, Bethesda, MD
- Washington Convention Center Thermal Facility**

$263 million Contract Backlog 13-year remaining contract life*

Renewable Energy Projects

- 2 MW Atlantic City Convention Center Solar
- 5 MW Bethlehem Landfill Gas (LFG), PA
- 2 MW Fauquier County LFG, VA
- 3 MW Eastern LFG, MD

Recurring Gross Margin $5-$7M per year

Construction Companies

- Primarily W. A Chester - underground high voltage transmission construction for utilities

Recurring Gross Margin $6-$10M per year

*   Weighted average, contract backlog at 3/31/10
** Excluded from backlog (partnership income)

Positive Environment for Growth

- The energy efficiency industry has the potential for significant growth over the next few years
- 2007 study by Lawrence Berkeley National Laboratory estimated that the ESCO industry is expected to grow at a 22% annual growth rate
- Since the study was completed, concerns over the environment continue and the new administration has a stronger commitment to energy efficiency
- 2009 study by McKinsey & Company suggests that the U.S. can economically achieve more than 20% energy savings so long as barriers can be overcome



Supportive Government Policies
Rising Energy Prices
Growth in Energy Performance Contracting
Concern about the Environment
Customer Comfort with Contracts and Benefits

Note: See Safe Harbor Statement at the beginning of today's presentations.

Growing Energy Services

- PES has an established track record and was ranked #10 in a 2008 survey with a 3% market share of the energy performance contracting market
  - PES believes its market share in the Mid-Atlantic region is in the range of 25% to 30%
  - PES has an experienced, commercially-oriented team

2008 North American Market Share Energy Performance Contracting



Johnson Controls 23%
Siemens 12%
Ameresco 11%
Chevron 10%
Honeywell 9%
Trane 5%
Noresco 4%
TAC 3%
ESG 3%
PES 3%
Others 17%

Source: Frost and Sullivan

- PES is focused on government customers
  - Federal, State, and Local governments
  - Established contracts and energy efficiency mandates enable projects
- PES continues to grow its business development staff
  - Sales and engineering staff grew by 40% in 2009
  - Typical sales cycle averages 24 months, sometimes longer for the Federal government
  - Talent added now will create sustainable value over the longer term

Our sales team has doubled since 2008

Summary

- PES is on track as it profitably winds down the Retail Supply business
  - Along with the retirement of the power plants in 2012, PES is transforming into an energy efficiency-focused company

- The emphasis on environmental sustainability within the government sector provides an excellent growth opportunity

- Energy Services is well aligned with PHI's strategic focus
  - Requires minimal capital and is a relatively low risk business
  - PES has developed a core competency in the ESCO business and has a successful track record to build on
  - Supplements Power Delivery's earnings growth
    - Target to achieve annual EPS of $0.20 in four years*

* **Based on shares outstanding at 3/31/10**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Energy Services Overview

John Huffman
President and Chief Executive Officer

   



Appendix

PES Has Minimal Debt on its Balance Sheet



Balance Sheet						
(millions of dollars)	**2008**		**2009**		**Q1 2010**	
					(Unaudited)	
Assets						
Current Assets	$	586	$	513	$	526
Net Property, Plant & Equipment		151		155		152
Other		61		66		79
Total Assets	**$**	**798**	**$**	**734**	**$**	**757**
Liabilities						
Current Liabilities	$	517	$	380	$	412
Notes Payable		28		26		25
Other		33		50		56
		578		**456**		**493**
Equity						
Paid in Capital	$	234	$	234	$	234
Other Comprehensive Income		(120)		(99)		(124)
Retained Earnings		106		143		154
		220		**278**		**264**
Total Liabilities & Equity	**$**	**798**	**$**	**734**	**$**	**757**

Financial Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer






On Track to Meet Near Term Financial Objectives

PHI Pepco Holdings, Inc

- Improve the business risk profile
- Reduce earnings volatility
- Lower liquidity requirements
- Reduce financing needs
- Strengthen credit profile
- Maintain the current dividend

Note: See Safe Harbor Statement at the beginning of today's presentations.



Financial Objectives Going Forward

- Maintain solid investment grade credit ratings

- Long-term earnings and dividend growth

- Disciplined capital spend

- Minimize regulatory lag

- Maintain ready access to capital markets at favorable terms



Our Approach to Earnings Guidance

- Range provided for ongoing operations (GAAP results excluding special, unusual or extraordinary items)

- For guidance purposes, the items below will be excluded from results even if not classified as a special item for reporting purposes:

  – Effect of adopting new accounting standards

  – Effect of changes in tax legislation

  – Significant impairments of assets, including goodwill

  – Effect of changes in the tax treatment or estimated cash flows of the cross-border energy lease investments

  – Other unusual items

Earnings Guidance



Earnings Per Share Ranges

Reflects earnings per share from ongoing operations (GAAP results excluding special, unusual or extraordinary items).

Note: See Safe Harbor Statement at the beginning of today's presentations.



Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Constructive regulatory outcomes for pending rate cases (Pepco MD and Delmarva Power DE)
- Atlantic City Electric settlement reflected in rates June 1, 2010
- Additional rate cases reflect estimates based on projected rate base/cost-of-service growth and timing of filings
- Average forecasted growth in number of customers of 1% annually
- Average forecasted sales growth of 1% annually
- Construction expenditures of $738 million in 2010 and $1,089 million in 2011
- O&M expense, net of reimbursable/recoverable, of $648 million in 2010 (excluding February 2010 storm expense), forecasted increase of ~3% in 2011
- Incremental O&M expense of $16 million in 2010 due to February 2010 storm event
- Depreciation and amortization expense of $367 million in 2010 and $403 million in 2011

Note: See Safe Harbor Statement at the beginning of today's presentations.

Earnings Guidance Assumptions – Continued



Pepco Energy Services

- Growth in ESCO construction activity

- Retail Energy gross margins of $120 million in 2010 and $80 million in 2011

- Retail Energy O&M expense of $44 million in 2010 and $33 million in 2011

Conectiv Energy

- Conectiv Energy asset sale and liquidation are both included in discontinued operations (and therefore excluded from 2010 guidance and 2011 outlook)

PHI

- Conectiv Energy sale proceeds primarily used to pay down debt by year-end 2010

- Other non-regulated (primarily cross-border leases) earnings at approximate 2009 level

- Composite consolidated effective tax rate of approximately 38%

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pension and OPEB Impacts

Net Pension & OPEB Pre-Tax Expense (O&M)



Pension Cash Contributions



■ 2009A   ■ 2010E

Key Metrics – Pension and OPEB Plans – 12/31/09

(millions of dollars)

Pension		OPEB		Pension Plan Assumptions	
Assets	$1,500	Assets	$242	Discount Rate	6.40%
Obligations	$1,796	Obligations	$651	Expected Return on Assets (Long-term)	8.25%

Note: See Safe Harbor Statement at the beginning of today's presentations.

Principal Sources & Uses of Cash

(Dollar Amounts in Millions)	2010 Estimate	2011 Outlook
Principal Sources of Cash:		
Cash from Operations (w/o pension contribution) [1]	$ 850	$ 925
Remarketing of Tax-exempt Bonds	102	-
New Debt Issuances	420	585
Sale of Conectiv Energy/Liquidation of Assets	1,750	-
Dividend Reinvestment Plan	39	41
Total Sources of Cash	$ 3,161	$ 1,551
Principal Uses of Cash:		
Pension Contribution	$ 100	$ 60
PCI Tax Payment	122	-
Capital Expenditures [2]	883	1,100
Demand Side Management Expenditures	53	67
Current Dividends	241	244
Repayment of Debt with CE Proceeds [3]	1,750	-
Long Term Debt Maturity	-	35
Other	46	45
Total Uses of Cash	$ 3,195	$ 1,551
Net Cash Flow	$ (34)	$ -
Commercial Paper balance - end of year	$ 237	$ 572

(1) Mid-point of projected cash from operations, range of $825 - $875 million for 2010 and $900 - $950 million for 2011

(2) Includes six months of Conectiv Energy construction expenditures for 2010

(3) Amount of short term & long term debt repayment subject to final use of proceeds analysis

Note: See Safe Harbor Statement at the beginning of today's presentations.

8



2010 – 2011 Financing Activity

- Apply proceeds of Conectiv Energy Sale to Debt Reduction

  – Pay off $450 million bridge financing put in place to fund $450 million of PHI May/June maturities

  – Pay off additional $1.3 billion of PHI short-term and long-term debt

- Continue Dividend Reinvestment Plan (approximately $40 million annually)

- Utility long-term debt issuance in 2011 of $200 - $300 million

  – Pepco $100 - $175 million

  – Delmarva Power $100 - $125 million

Note: See Safe Harbor Statement at the beginning of today's presentations.



Post-2011 Target Metrics

	Target Metrics
Debt/Capitalization	~55%
FFO/Debt	> 15.0%
FFO/Interest	3.5x

Note: See Safe Harbor Statement at the beginning of today's presentations.

Liquidity Position

(Millions of Dollars)

At March 31, 2010

	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,950	$1,325	$625
Less:			
Letters of Credit	(210)	(204)	(6)
Commercial Paper Outstanding	(581)	(490)	(91)
Remaining Credit Facilities Available	1,159	631	528
Plus: Cash Invested in Money Market Funds	18	0	18
Total Credit Facilities and Cash Available	**$1,177**	**$631**	**$546**

We maintain sufficient liquidity to execute our business plan

Note: See Safe Harbor Statement at the beginning of today's presentations.

Construction Expenditures*



Total projected capital expenditures are $5.5 billion over 5 years

* Shown net of DOE Capital Reimbursement Awards, excludes Conectiv Energy

Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery – The Driver of Growth



Projected Year-End Rate Base*

| Total Rate Base Growth - 80% | Electric Distribution Rate Base Growth - 49% | Transmission Rate Base Growth - 185% |

* See appendix for projection by utility.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Transmission Rate Base and Earnings*



Projected Transmission Rate Base
Millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2009
2010
2011
2012
2013
$1,122
$170
$952
$1,382
$326
$1,056
$1,799
$649
$1,150
$2,390
$988
$1,402
$2,884
$1,308
$1,576
11.3% Return on Equity
12.8% Return on Equity

Projected Transmission Earnings by Rate Year (June 1 – May 31)					
Millions of dollars, after-tax	**2010-11**	**2011-12**	**2012-13**	**2013-14**	**2014-15**
Earnings – 11.3% ROE	**$54**	**$60**	**$65**	**$79**	**$89**
Earnings – 12.8% ROE	**$11**	**$21**	**$42**	**$63**	**$84**
Projected Earnings	**$65**	**$81**	**$107**	**$142**	**$173**

* **Projected earnings based on a simplified computation: projected year end rate base x 50% equity x authorized returns on equity. Projected earnings are shown for the rate year June 1 through May 31.**

Note: See Safe Harbor Statement at the beginning of today's presentations.



Cross Border Energy Lease Status

- Equity Investment of $1.4 billion at 3/31/10

- Annual tax benefits of approximately $59 million

- Annual net earnings of approximately $22 million

- Working with IRS to conclude the appeals process on 2001/2002 audit

- Expect to begin the litigation process in Federal Court of Claims mid-year 2010

  - Required to make tax payment of $77 million plus after-tax interest and penalties of $45 million on 2001/2002 returns that are currently in appeals

  - Sue for a refund of the tax payment, interest and penalties via the litigation process

  - Process could take 18 – 24 months from time of filing

Note: See Safe Harbor Statement at the beginning of today's presentations.



POM Investment Case

- Earnings derived primarily from regulated utility business

- Constructive regulatory outlook

- Long-term earnings growth

- Commitment to maintain dividend

- Investment grade credit quality

- No equity needs until at least 2012

We are positioned to provide an attractive total return to our shareholders and growth for the future

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financial Overview

Tony Kamerick
Senior Vice President and Chief Financial Officer

   



Appendix

Sales and Financial Information

PHI
Pepco Holdings, Inc

Potomac Electric Power Company
(Dollars in millions, except sales)

Electric GWh Sales

	DC Electric Delivered (1)	MD Electric Delivered (1)	Total Electric Delivered (1)	Standard Offer Service
2009 Actual	11,434	15,115	26,549	10,922
Projected				
2010	11,700	15,200	26,900	10,600
2011	11,900	15,300	27,200	10,700
2012	12,100	15,600	27,700	10,900
2013	12,400	15,800	28,200	11,100
2014	12,500	16,000	28,500	11,200

Construction Expenditures

	Transmission	Distribution (2)	Total
2009 Actual	$75	$213	$288
Projected			
2010	$108	$238	$346
2011	$276	$294	$570
2012	$270	$295	$565
2013	$211	$291	$502
2014	$142	$331	$473

Depreciation Expense

	Transmission	Distribution	Total
2009 Actual	$16	$122	$138
Projected			
2010	$18	$134	$152
2011	$20	$140	$160
2012	$25	$150	$175
2013	$30	$157	$187
2014	$33	$165	$198

Amortization Expense

	Transmission	Distribution	Total
2009 Actual	$0	$7	$7
Projected			
2010	$0	$12	$12
2011	$0	$24	$24
2012	$0	$30	$30
2013	$0	$30	$30
2014	$0	$29	$29

(1) Weather normalized GWh sales for 2009 Electric Delivered were 11,434 for DC Delivered, 15,096 for MD Delivered and 26,530 for Total Electric Delivered; projected sales are presented as weather normalized.

(2) Construction expenditures presented are net of DOE awards.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Delmarva Power & Light Company
(Dollars in millions, except sales)

Electric GWh Sales / Gas Mcf

	DE Electric Delivered*	MD Electric Delivered*	Total Electric Delivered*	Standard Offer Service	Gas Delivered*
2009 Actual	8,319	4,175	12,494	6,913	19,044
Projected					
2010	8,400	4,100	12,500	7,000	18,800
2011	8,400	4,100	12,500	7,000	19,200
2012	8,500	4,200	12,700	7,100	19,500
2013	8,600	4,200	12,800	7,200	19,800
2014	8,600	4,300	12,900	7,300	20,100

Construction Expenditures

	Transmission	Electric Distribution	Gas Delivery	Total
2009 Actual	$59	$119	$15	$193
Projected				
2010	$66	$172	$20	$258
2011	$185	$159	$20	$364
2012	$261	$186	$20	$467
2013	$316	$163	$21	$500
2014	$274	$156	$20	$450

Depreciation Expense

	Transmission	Electric Distribution	Gas Delivery	Total
2009 Actual	$16	$46	$10	$72
Projected				
2010	$18	$50	$11	$79
2011	$19	$53	$12	$84
2012	$21	$58	$13	$92
2013	$30	$62	$14	$106
2014	$35	$67	$14	$116

Amortization Expense

	Transmission	Electric Distribution	Gas Delivery	Total
2009 Actual	$0	$4	$0	$4
Projected				
2010	$0	$6	$0	$6
2011	$0	$10	$0	$10
2012	$0	$13	$0	$13
2013	$0	$14	$0	$14
2014	$0	$15	$0	$15

* Weather normalized GWh sales for 2009 were 8,371 for DE Delivered, 4,144 for MD Delivered and 12,515 for Total Electric Delivered, weather normalized Mcf sales for 2009 Gas were 19,753; projected sales are presented as weather normalized.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Atlantic City Electric Company
(Dollars in millions, except sales)

Electric GWh Sales

	NJ Electric Delivered(1)	Basic Generation Service
2009 Actual	9,659	7,010
Projected		
2010	9,800	7,000
2011	9,900	7,100
2012	10,000	7,200
2013	10,100	7,300
2014	10,200	7,300

Construction Expenditures

	Transmission	Distribution (4)	Total
2009 Actual	$32	$109	$141
Projected			
2010	$29	$105	$134
2011	$20	$135	$155
2012	$31	$149	$180
2013	$68	$158	$226
2014	$38	$233	$271

Depreciation Expense

	Transmission	Distribution	Total
2009 Actual	$15	$43	$58
Projected			
2010	$16	$47	$63
2011	$17	$50	$67
2012	$18	$54	$72
2013	$19	$59	$78
2014	$20	$67	$87

Amortization Expense

	Transmission	Distribution(2)	Other(3)	Total
2009 Actual	$0	($13)	$57	$44
Projected				
2010	$0	($12)	$67	$55
2011	$0	($12)	$70	$58
2012	$0	($12)	$72	$60
2013	$0	($10)	$75	$65
2014	$0	($12)	$78	$66

(1) Weather normalized GWh sales for 2009 Electric were 9,738; projected sales are presented as weather normalized.

(2) Amortization expense related to Distribution is the excess depreciation reserve recorded as part of the New Jersey rate case settlement. The excess is being amortized over an 8.25 year period which began in June 2005.

(3) Other amortization is related to the recovery of securitized stranded costs through the issuance of transition bonds by Atlantic City Electric Transition Funding LLC. The stranded costs are being amortized over the life of the bonds maturing in 2010 through 2023.

(4) Construction expenditures presented are net of DOE awards.

Note: See Safe Harbor Statement at the beginning of today's presentations.

21



Cross-Border Energy Lease Portfolio

Potomac Capital Investment (PCI)
As of March 31, 2010

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
1994	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$97
1995	Australia	Co-Fired Generation (700 MW)	100%	2019	$186
1999	Netherlands	Gas Transmission/Distribution	100%	2025	$225
1999	Netherlands	Gas Transmission/Distribution	100%	2025	$148
2001	Austria	Hydro Generation (781 MW)	56%	2035	$250
2002	Austria	Hydro Generation (184 MW)	100%	2030-36	$168
2002	Austria	Hydro Generation (239 MW)	100%	2033-42	$224
2002	Austria	Hydro Generation (80 MW)	100%	2039	$84
					$1,382

Projected Rate Base by Utility

(Millions of Dollars)	2009 Estimated	2010 Projected	2011 Projected	2012 Projected	2013 Projected	2014 Projected
Distribution - Electric						
Pepco	$1,940	$2,062	$2,208	$2,342	$2,439	$2,591
Delmarva Power	723	837	942	1,061	1,147	1,236
Atlantic City Electric	762	850	937	1,014	1,139	1,288
Total Distribution	3,425	3,749	4,087	4,417	4,725	5,115
Distribution – Gas						
Delmarva Power	218	226	237	243	249	252
Transmission						
Pepco	397	498	770	1,119	1,233	1,343
Delmarva Power	348	469	603	832	1,164	1,359
Atlantic City Electric	377	415	426	439	487	494
Total Transmission	1,122	1,382	1,799	2,390	2,884	3,196
Total Distribution & Transmission	$4,765	$5,357	$6,123	$7,050	$7,858	$8,563

Note: See Safe Harbor Statement at the beginning of today's presentations.



Department of Energy Filing – MAPP Project

- PHI's application seeks $684 million in the form of a direct loan, or a loan guarantee

- Application is currently in the third review phase (loan syndicate group)

- Detailed engineering and environmental review of project is in process

- Negotiation of terms and conditions of loan/loan guarantee will begin later this year

- Final loan approval completed once all permits and environmental studies have been obtained

Long-term Debt Maturities*

(Millions of dollars)	Maturity Date	Interest Rate	2010	2011	2012
Pepco - TE- Fixed	3/15/10	5.75%	$16	–	–
PHI - Unsecured Notes	5/15/10	4.00%	200	–	–
PHI - Unsecured Notes	6/1/10	Variable	250	–	–
Delmarva Power - TE- Fixed (Put Bond)	7/1/10	5.50%	15	–	–
Delmarva Power - TE- Fixed (Put Bond)	7/1/10	5.65%	16	–	–
Delmarva Power - TE- Fixed (Put Bond)	5/1/11	4.90%	–	35	–
Atlantic City Electric - MTN	8/30/10	7.25%	1	–	–
PHI - MTN	8/15/12	6.45%	–	–	750
Total Maturities			**$498**	**$35**	**$750**

* Excludes debt maturities related to Atlantic City Electric securitization bonds.

Closing Remarks

Joe Rigby
Chairman, President and Chief Executive Officer

   



Analyst Conference – CEO Summary



- We have repositioned PHI
- We have significant regulated infrastructure growth opportunities ahead
- We are ramping up our competitive energy services business
- We remain committed to the current dividend
- Our plan aligns very well with our core competencies
- Our path ahead is clear - and we are focused on execution